Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated October 24, 2023, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock of

BSQUARE CORPORATION

Kontron Merger Sub., Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Kontron America, Incorporated, a Delaware corporation (“Parent”), is offering to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Bsquare Corporation, a Washington corporation (“BSQR”), at a price of $1.90 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Conditions”), dated October 24, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “LOT” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). Shareholders of record who tender directly to Broadridge Corporate Issuer Solutions, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the LOT, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Shareholders who hold their Shares through a broker, bank or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON NOVEMBER 21, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (THE “EXPIRATION DATE”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 11, 2023 (as it may be amended from time to time, the “Merger Agreement”), among Parent, Merger Sub and BSQR. The Merger Agreement provides, among other things, that after the closing of the Offer and subject to certain conditions, Merger Sub will be merged with and into BSQR (the “Merger”) as soon as practicable without a vote of the shareholders of BSQR pursuant to Section 23B.11.030(9) of the Washington Business Corporation Act, with BSQR continuing as the surviving corporation and wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be automatically cancelled and converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes. As a result of the Merger, BSQR will cease to be a publicly traded company and will become wholly owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon more than 66 2/3% of the outstanding Shares being tendered in the Offer and subject to the other Conditions. BSQR’s board of directors, among other things, has approved the Merger Agreement, the Offer and Merger and recommends that BSQR shareholders tender their Shares in the Offer.

The Merger Agreement provides that: (i) if, as of the then-scheduled Expiration Date, any Condition has not been satisfied or waived, Merger Sub or Parent may extend the Offer one or more times, for additional periods of up to 10 business days, to permit such Condition to be satisfied; (ii) Merger Sub shall extend the Offer for any period required by applicable securities laws; and (iii) if, as of the then-scheduled Expiration Date, any Condition has not been satisfied or waived, at the request of BSQR, Merger Sub shall extend the Offer for additional periods of up to 10 business days, to permit such Condition to be satisfied. Merger Sub is not required to extend the Offer beyond the valid termination of the Merger Agreement or April 10, 2024, which date cannot be extended without BSQR’s consent. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, in the case of an extension, will be made no later than 9:00 a.m. ET on the next business day after the previously scheduled Expiration Date.

Acceptance and payment for Shares pursuant to and subject to the Conditions will occur on November 22, 2023, unless extended pursuant to the Merger Agreement (the “Offer Acceptance Time”). On the terms of and subject to the Conditions and the Merger Agreement, Merger Sub shall accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date, and pay for such Shares promptly after the Offer Acceptance Time. Upon the terms and subject to the Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate consideration for such Shares with the Depositary. Payment for Shares accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the LOT (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the LOT and (iii) any other documents required by the LOT.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless accepted for payment by Merger Sub pursuant to the Offer, may be withdrawn at any time after December 26, 2023. To be proper, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered if different from the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. BSQR has provided Merger Sub with BSQR’s shareholder list and security position listings for the purpose of disseminating the Offer materials to holders of Shares. The Offer to Purchase and related LOT will be mailed to record holders of Shares whose names appear on BSQR’s shareholder list and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 - “Certain U.S. Federal Income Tax Considerations” of the Offer to Purchase for a more detailed discussion of the tax consequences of the Offer and the Merger.

Questions and requests for copies of the tender offer materials may be directed to the Information Agent and such copies will be furnished promptly at Merger Sub’s expense.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Shareholders may call toll free: (800) 967-5084
Banks and Brokers may call collect: (212) 269-5550

Email: BSQR@dfking.com

October 24, 2023